Exhibit 99.2

News Release

BROOKFIELD OFFICE PROPERTIES SHAREHOLDERS APPROVE PLAN OF
ARRANGEMENT WITH BROOKFIELD PROPERTY PARTNERS

June 3, 2014 — Brookfield Office Properties Inc. (NYSE: BPO; TSX: BPO) (“Brookfield Office Properties” or “BPO”) is pleased to announce that at an annual and special meeting of shareholders of Brookfield Office Properties held earlier today, Brookfield Office Properties shareholders voted in favour of the previously announced plan of arrangement (the “Arrangement”) pursuant to which Brookfield Property Partners L.P., and its indirect subsidiaries Brookfield Office Properties Exchange LP and Brookfield Property Split Corp., will acquire all of the remaining common shares of Brookfield Office Properties. The Arrangement was approved by approximately 99.6% of the votes cast by all of the BPO shareholders eligible to vote at the meeting and 99.9% of the votes cast by minority shareholders of BPO.

Completion of the Arrangement remains conditional on approval by the Ontario Superior Court of Justice (Commercial List). A court hearing has been set for June 6, 2014. Assuming court approval is obtained and that all other conditions to the Arrangement are satisfied or waived, the Arrangement is expected to become effective on June 9, 2014. Shareholders should receive their consideration in mid-June.

BPO shareholders also approved the other annual business at the annual and special shareholder meeting, including appointment of BPO’s auditor and the election of all four nominees proposed for election to the board of directors.  Detailed results of the vote for the election of directors are set out below.

Management received the following proxies from holders of Class A preference shares and common shares in regard to the election of the four directors nominated:

Director Nominee	Votes For	%	Votes Withheld	%
Bryan K. Davis	506,021,005	100	14,086	0
Saul Shulman	506,016,933	99.9	18,158	0.01
Robert L. Stelzl	506,000,562	99.9	34,529	0.01
Denis A. Turcotte	506,022,313	100	12,778	0

A report of voting results will be filed on the Canadian securities authorities’ website at www.sedar.com and on the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Forward-Looking Statements

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”,

“believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “likely”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: problems may arise in successfully integrating the business of BPY and BPO; BPY may not realize the anticipated synergies and other benefits following the Arrangement; the Arrangement may involve unexpected costs; risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favourable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchanges rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

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Brookfield Office Properties owns, develops and manages office properties in the United States, Canada, Australia and the United Kingdom. Its portfolio is comprised of interests in 113 properties totalling 88 million square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Toronto, Calgary, Ottawa, London, Sydney, Melbourne and Perth, making Brookfield Office Properties the global leader in the ownership and management of office assets. Landmark properties include Brookfield Places in Manhattan, Toronto and Perth, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary and Darling Park in Sydney. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For information, please visit www.brookfieldofficeproperties.com.

Contact:

Matthew Cherry Brookfield Office Properties Vice President, Investor Relations & Communications Tel: 212-417-7488 Email: matthew.cherry@brookfield.com